FORM 6 - K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934


                          For the month of October 1999
                         Commission File Number 0-29350


                                  VASOGEN INC.
                 (Translation of Registrant's name into English)


           2155 Dunwin Drive, Suite 10, Mississauga, Ontario, L5L 4M1
                    (Address of principal executive offices)


(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20 - F or Form 40 - F.)

                       Form 20 - F [ X ]  Form 40 - F  [  ]

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                              Yes [  ]    No [ X ]


This Form 6-K consists of:

A press release issued by Vasogen Inc. on October 19, 1999, titled: "Health Canada Grants Vasogen Approval to Proceed with Clinical Trial in Psoriasis"



                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                           VASOGEN INC.

                           By /s/Christopher Waddick
                              -------------------------------------
                           (Name: Christopher Waddick)
                           (Title:   Vice-President, Finance & CFO)

Date:  October 19, 1999

Vasogen Inc.                                         INVESTOR CONTACT

2155 Dunwin Drive, Suite 10                          Trevor Burns
Mississauga, ON, Canada  L5L 4M1                     Investor Relations
tel  (905) 569-2265   fax  (905) 569-9231            tel  (905) 569-9065
http://www.vasogen.com                               e-mail investor@vasogen.com

--------------------------------------------------------------------------------
FOR IMMEDIATE RELEASE


                      HEALTH CANADA GRANTS VASOGEN APPROVAL
                   TO PROCEED WITH CLINICAL TRIAL IN PSORIASIS


Toronto, Ontario (October 19, 1999) Vasogen Inc. (TSE: VAS; NASD OTC BB: VSOGF) today announced that it has received approval from Health Canada to proceed with a clinical trial to assess the safety and effectiveness of its VAS972 immune modulation therapy in the treatment of psoriasis. The trial will be conducted at the Sunnybrook Health Sciences Centre, Toronto, Ontario, under the direction of Dr. Daniel Sauder, Professor and Chief of Dermatology at the University of Toronto.

Psoriasis is one of the most common dermatological diseases, occurring in up to 2% of the population worldwide. In the United States alone, between 150,000 and 250,000 new cases of psoriasis occur annually. Costs in terms of treatment and care exceed US $3 billion annually.

The Sunnybrook trial, approved under an Application for Investigational Testing from Canadas Medical Device Bureau, will enroll up to 40 patients with moderate to severe psoriasis. Psoriasis is a serious skin disorder characterized by immune-related inflammation and excessive skin cell growth. It is a lifelong condition with chronic recurrent exacerbations and remissions that are emotionally and physically debilitating. Powerful immunosuppressive drugs are currently used to treat psoriasis. These drugs, while effective in the treatment of psoriasis, have significant adverse side effects, including kidney toxicity and increased incidence of malignancies.

Psoriasis is such a distressing and disfiguring condition that patients are prepared to use very aggressive therapies in an effort to control their disease, said Dr. Daniel Sauder, principal investigator of the Vasogen study. The major problem with current therapies for severe psoriasis is that they produce significant adverse side effects and are expensive. In contrast, VAS972 has an excellent safety profile and can be delivered very cost-effectively. If the positive pre-clinical data translate into successful clinical outcomes, VAS972 would represent a major advance in the treatment of psoriasis.

Patients participating in the psoriasis trial will receive a standard course of VAS972 therapy, comprising a series of 20-minute outpatient treatments. Each treatment involves the withdrawal of a sample of a patients blood, modification by physicochemical processing in a proprietary medical device, and the subsequent re-administration of the treated sample to the patient. Vasogens therapeutic approach has been shown experimentally, and in patients with autoimmune disease, to beneficially modify destructive immune processes which lead to the damaging inflammation associated with a number of autoimmune diseases.

Moving a third product into clinical trials represents another milestone for the Company, said David Elsley, Vasogens President and CEO. HPB clearance for VAS972 brings us within reach of our goal of having four products approved for clinical development prior to year end.


  Vasogen is developing proprietary immune modulation therapies to advance the treatment of cardiovascular, autoimmune and related inflammatory diseases.
       These therapies are designed to target fundamental disease-causing events, providing safe, effective treatment.


Statements contained in this press release, including those pertaining to scientific and clinical research, commercialization plans, strategic alliances, and intellectual property protection, other than statements of historical fact, are forward-looking statements subject to a number of uncertainties that could cause actual results to differ materially from statements made.